June 30, 2015

H. Roger Schwall

Assistant Director

Office of the Chief Accountant

United States Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Re:	Atlas Resource Partners, L.P.

Form 10-K for the Fiscal Year Ended December 31, 2014

Response dated June 1, 2015

File No. 1-35317

Dear Mr. Schwall:

A copy of this letter has been furnished through EDGAR as correspondence.

On behalf of Atlas Resource Partners, L.P. (“Atlas Resource”), this letter responds to the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comment, dated June 22, 2015, with respect to the above-referenced filings (the “Comment Letter”). For your convenience, the comments provided by the Staff have been repeated in bold type exactly as set forth in the Comment Letter and the response on behalf of the Atlas Resource is set forth immediately below the text of the applicable comment.

Form 10-K for Fiscal Year Ended December 31, 2014

Item 2: Properties, page 58

Proved Undeveloped Reserves (“PUDS”), page 60

1.	We have read your response to prior comment 5 and note that your response does not appear to fully address all of our points. Therefore, we reissue comment 5 in-part and ask that you:

•	Provide us with a reconciliation for the 147.2 Bcfe, 77.5 Bcfe and 18.5 Bcfe removed during the fiscal years ended December 31, 2014, 3013 and 2012, respectively, to the corresponding year these volumes were initially disclosed. For example, reconcile the 147.2 Bcfe removed during the fiscal year ended December 31, 2014 to the corresponding year the affected volumes were initially disclosed, e.g. the portion of the affected volumes initially disclosed at December 31, 2013, 2012, 2011, 2010, 2009, etc.

•	Describe for us the processes through which changes to previously adopted PUD development plans are taken into consideration in determining that current PUD volumes meet the reasonable certainty criteria. As part of your response, please clarify for us the extent to which the Board of Directors is fully apprised or aware of all changes, such as changes implemented during the fiscal year by the Capital Committee, to previously adopted PUD development plans. Also tell us the extent to which the Board is aware that the budget and development plan approved for the upcoming fiscal year continues to include PUD reserves in areas where PUD reserves are removed at or before fiscal year-end.

Letter to H. Robert Schwall

June 30, 2015

Response: Atlas Resource acknowledges the Staff’s comment and submits the following reconciliation of the changes in proved undeveloped reserves for the periods referenced:

•	147.2 Bcfe negative revision during the year ended December 31, 2014 was primarily the result of:

•	66.8 Bcfe of negative revisions to its Barnett Shale PUD locations as a result of changes to its five year drilling plans, of which 35.8 Bcfe, 22.1 Bcfe, and 8.9 Bcfe were initially recorded during the years ended December 31, 2013, 2012, and 2011, respectively;

•	60.5 Bcfe of negative revisions to its Marble Falls PUD locations as a result of changes to its five year drilling plans, of which 55.2 Bcfe and 5.3 Bcfe were initially recorded during the years ended December 31, 2013 and 2012, respectively; and

•	19.9 Bcfe of additional PUD locations were removed due primarily to punitive pricing scenarios, as the basis differential of its Lycoming County, Pennsylvania PUD locations continued to unfavorably deviate from first of the month NYMEX pricing, of which 12.8 Bcfe and 7.1 Bcfe were initially recorded during the years ended December 31, 2013 and 2011, respectively;

•	77.5 Bcfe negative revision during the year ended December 31, 2013 was primarily the result of:

•	56.1 Bcfe of negative revisions to its Barnett Shale PUD locations as a result of more economically punitive pricing scenarios, of which 31.0 Bcfe and 25.1 Bcfe were initially recorded during the years ended December 31, 2012 and 2011, respectively; and

•	21.3 Bcfe of additional PUD locations were removed due primarily to downgrades of Atlas Resource’s Barnett Shale PUD location spacing, of which 6.5 Bcfe and 14.8 Bcfe were initially recorded during the years ended December 31, 2012 and 2011, respectively; and

•	18.5 Bcfe negative revision of PUD locations during the year ended December 31, 2012, which were initially recorded during the year ended December 31, 2010, was primarily the result of negative revisions to its New Albany Shale PUD locations based on comparatively unfavorable well economics when compared with the new PUD locations acquired by Atlas Resource during the year ended 2012.

Letter to H. Robert Schwall

June 30, 2015

Atlas Resource notes to the Staff that on a regular basis, its Reservoir Engineering department is evaluating undeveloped location economics, consummated acquisitions, volume forecasts, operating and capital expense economics and development schedules. As part of the Reservoir Engineering department’s process, current PUD volumes projections are substantiated and changes to previously adopted PUD development plans are evaluated against the reasonable certainty criteria. On at least a semi-annual basis, Management receives an update on the changes to its reserve estimates from the Director of Reservoir Engineering. The update takes into account, among other items, changes in forward commodity prices and operating costs and recent well results. Based on the updated information, Atlas Resource’s Capital Committee approves revisions to its 5-year forward looking forecast and drilling plan. Each quarter, Management reviews current operational and financial activities with its Board of Directors, including significant adjustments, if any, to its short-term and long-term drilling plans based upon recent results. While the Board of Directors does approve the annual budget for the coming fiscal year, Management does retain discretion over the specific wells that are to be drilled, which are subject to change based upon many factors, including changing forward commodity prices and operating costs, recent well results and consummated acquisitions. The Audit Committee of the Board of Directors also has approval authority of Atlas Resource’s annual report, which includes disclosure of revisions to its oil and gas reserves and PUD development plans.

Atlas Resource hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Letter to H. Robert Schwall

June 30, 2015

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Atlas Resource from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	it may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please contact the undersigned at (215) 832-4130 or Lisa Washington, Chief Legal Officer, at (215) 717-3387.

Sincerely,

/s/ Sean P. McGrath

Sean P. McGrath
Chief Financial Officer

4